BANYAN TREE SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17A-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69463

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Banyan Tree Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21250 Hawthorne Boulevard, Suite 550
(No. and Street)

Torrance	**CA**	**90503**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., Suite 404	**Tarzana**	**CA**	**91356**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth Naehu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banyan Tree Securities, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth Naehu

Signature

Chief Compliance Officer

Title

See attached certificate.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Management Statement regarding Compliance with the Exemption Provision for SEC Rule 15c3-3.
- ☑ (p) Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

State/Commonwealth of Texas)
☐ City ☒ County of Dallas)
)

On 02/18/2021, before me, Talia J Brown,
Date *Notary Name*

the foregoing instrument was subscribed and sworn (or affirmed) before me by:

Kenneth Naehu.
Name of Affiant(s)

☐ Personally known to me **-- OR --**

☐ Proved to me on the basis of the oath of ______________________ **-- OR --**
Name of Credible Witness

☒ Proved to me on the basis of satisfactory evidence: Driver's License
Type of ID Presented

NOTARY PUBLIC STATE OF TEXAS
Talia J Brown
ID NUMBER
13269078-3
COMMISSION EXPIRES
September 22, 2024

WITNESS my hand and official seal.

Notary Public Signature: Talia J. Brown

Notary Name: Talia J Brown

Notary Commission Number: 13269078-3

Notary Commission Expires: 09/22/2024

Notarized online using audio-video communication

DESCRIPTION OF ATTACHED DOCUMENT

Title or Type of Document: Annual Audited Report Form X-17A-5 Part III

Document Date: 12/31/2020

Number of Pages (including notarial certificate): 3

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Banyan Tree Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Banyan Tree Securities, LLC as of December 31, 2020, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Banyan Tree Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Banyan Tree Securities, LLC's management. My responsibility is to express an opinion on Banyan Tree Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Banyan Tree Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Banyan Tree Securities, LLC's financial statements. The Supplemental Information is the responsibility of the Banyan Tree Securities, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Banyan Tree Securities, LLC's auditor since 2017.

Tarzana, California

January 25, 2021

BANYAN TREE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		**2020**
Current Assets		
Cash	$	132,640
Total assets	$	132,640
Liabilities and Members' Equity		
Current liabilities		
Accounts payable		4,250
Due to Related Party		5,040
Total current liabilities		9,290
Members' equity		
Members' equity		123,350
Total members' equity		123,350
Total liabilities and members' equity	$	132,640

□

BANYAN TREE SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues:	
Revenue	-
Total revenue	$ -
Expense:	
Advertising and Promotion	-
General office expense	300
Insurance	576
Legal & professional	20,017
Regulatory fee	4,963
Rent Expense	9,064
Tax and license	1,315
Telephone	205
Total expenses	36,440
Income (loss) from operation	$ (36,440)
Net income (loss)	$ (36,440)

□

BANYAN TREE SECURITIES, LLC
STATEMENT OF CASH FLOW
FOR THE YEAR ENDED DECEMBER 31, 2020

		2020
Operating activities		
Net income (loss)	$	(36,440)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Accounts Payable:		(84)
Due to Related party		5,040
Net cash provided (used) by operating activities		(31,484)
Financing activities		
Additional paid in capital from members		35,000
Net cash provided (used) by financing activities		35,000
Increase in cash		3,516
Cash at 1/1/20		129,124
Cash at 12/31/20	$	132,640
Supplementary Information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	800

□

BANYAN TREE SECURITIES, LLC
STATEMENT OF MEMBERS' EQUITY
DECEMBER 31, 2020

		Total
Balance, December 31, 2019	$	124,790
Paid-In Capital		$35,000
Net Income (loss)		(36,440)
Balance, December 31, 2020	$	123,350

BANYAN TREE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1 – Organization and Nature of Business

Banyan Tree Securities, LLC ("Banyan Tree") was organized in the State of Delaware in October 2013. Banyan Tree is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA"), having become a member on March 30, 2017. It is also a member of Securities Investor Protection Corporation ("SIPC"). Banyan Tree has yet to initiate business operations.

Banyan Tree is a subsidiary of Banyan Tree Holdings, LLC ("Parent"), a Delaware limited liability company. For the year ended December 31, 2020, Banyan Tree's operations are maintained via additional paid-in-capital by Parent and Parent plans to continue to fund the operations with additional capital as needed.

Through common ownership, Banyan Tree is affiliated with Banyan Tree Asset Management, LLC ("Affiliate"), a Delaware limited liability company. Affiliate is an SEC-registered investment adviser.

Note 2 – Significant Accounting Policies

Basis of Presentation – Banyan Tree is approved to conduct the following types of business as a securities broker-dealer:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund underwriter or sponsor
- Mutual fund retailer
- U.S. government securities broker
- Municipal securities broker
- Underwriter of municipal securities
- Broker or dealer selling interests in mortgages, receivables or other asset-backed securities, and
- Broker or dealer selling interests in unregistered private investment funds
- Operate one office, including the main office.
- Employ up to seven (7) associated persons (registered and unregistered) who have direct contact with customers in the conduct of member's securities sales, trading and investment banking activities, including the immediate supervisors of such persons.

ASC 606 REVENUE RECOGNITION

1. Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. There was no revenue for year ended December 31, 2020.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), Banyan Tree conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, Banyan Tree is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Upon operating, Banyan Tree shall record earned commissions and related clearing expenses on a trade-date basis as securities transactions occur.

Income Taxes – For federal and state Banyan Tree is taxed as a separate entity and not on a consolidated basis as a subsidiary of Parent. Banyan Tree is subject to examinations by U.S. Federal and State tax authorities from 2017 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were not assets to measure at December 31, 2020.

Note 4 – Clearing Broker Deposit

Banyan Tree has not yet engaged a broker for clearing and custody services.

Note 5 – Related Party

Under the terms of an expense sharing agreement ("ESA") with Affiliate, Banyan Tree shares office space and certain expenses with Affiliate that are billed monthly and payable quarterly. Banyan Tree has paid $19,523 in 2020.

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as it has an expense sharing agreement with its Parent.

Note 6 – Net Capital Requirements

Banyan Tree is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, Banyan Tree had net capital of $123,350 which was $23,350 in excess of its required net capital of $100,000. Banyan Tree's net capital ratio was 0 to 1

Note 7 – Exemption from the SEC Rule 15c3-3

While Banyan Tree has yet to engage a broker for clearing and custody services, when it does it shall do so as an introducing broker-dealer that clearing all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 8 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through January 25, 2021, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

BANYAN TREE SECURITIES, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL FOR THE
YEAR ENDED DECEMBER 31, 2020

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission:

Total Members' equity from financial condition	$	123,350
Deduction and charges:		
Non-allowable fixed asset		-
Non-allowable other assets		-
Net Capital	$	123,350
Aggregate Indebtedness:		
Accounts payable		9,291
Total aggregate indebtedness		$9,291
Computation of Basic Net Capital Requirement:		
Minimum net capital required	$	100,000
Net capital		123,350
Excess net capital	$	23,350
Excess net capital at 1000%	$	23,350
Ratio: Aggregate indebtedness to net capital		.075

Reconciliation with Company's Computation:

Members' equity as reported in Company's Part II Focus report (unaudited)	$	123,350

No difference exists between the submitted quarterly FOCUS Part IIA for the period through December 31, 2020, and the net capital computation contained in this audit report.

BANYAN TREE SECURITIES, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020

Banyan Tree is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2(ii)

Schedule III
Information Related to Possession or Control
Requirements Under Rule 15c3-3

Banyan Tree is exempt from the Rule 15c3-3 as it relates to possession and Control Requirements under (k)(2)(ii) exemptive provision

ASSERTIONS REGARDING EXEMPTION PROVISIONS

We, as members of the management of Banyan Tree Securities, LLC ("Banyan Tree"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the company hereby makes the following assertions:

Identified Exemption Provision

Banyan Tree claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision

Banyan Tree met the identified exemption provision without exception throughout the period from January 1, 2020 through December 31, 2020.

BANYAN TREE SECURITIES, LLC

Kenneth Naehu
Chief Compliance Officer

1/25/21
Date

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Banyan Tree Securities, LLC
Torrance, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Banyan Tree Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Banyan Tree Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provisions") and (2) Banyan Tree Securities, LLC, stated that Banyan Tree Securities, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Banyan Tree Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Banyan Tree Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 25, 2021